January 29, 2020
Via E-mail

Igor Kirman, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019


       Re:     TEGNA Inc.
               Definitive Additional Materials on Schedule 14A
               Filed January 21, 2020
               File No. 001-06961

Dear Mr. Kirman:

       We have reviewed the above-captioned filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending the referenced filings and/or by providing the requested information. After reviewing any amendment to the filings and any information provided in response to these comments, we may have additional comments.

       If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

Letter to Shareholders

1. Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for your statement that Mr. Kim's prior business and board service raises concerns including a
   "track record of endorsing and executing corporate actions in favor of his own interests to the detriment of other shareholders, as well as a dismissive attitude toward the perspectives of other directors." In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

2. On a related note, please provide us supplemental support for your disclosure that "[m]any who know [Mr. Kim] well commented on his track record..."
 Igor Kirman, Esq.
Wachtell, Lipton, Rosen & Katz
January 29, 2020
Page 2

3. We note your assertion that Mr. Kim and Standard General have a conflict of interest arising out of Mr. Kim's investments in Mediaco Holding, which you state is a competitor of
   TEGNA. It is our understanding that Mediaco is primarily in the business of operating radio stations. With a view toward revised disclosure in your next filings, please tell us the basis for your assertion that Mediaco is a competitor of TEGNA given TEGNA's focus on television broadcasting. Your response should include support for your belief that a conflict of interest exists.

4. It appears Standard General has publicly committed not to make any new investment in TV stations without first offering the opportunity to TEGNA. Accordingly, please confirm that in future filings you will remove your discussion regarding conflicts of interest with respect to acquisitions of TV broadcasting, or revise to include disclosure of this commitment.

5. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the following:

       That the company "...has also been successful in generating durable subscription revenues in recent years and [you] anticipate another strong year ahead. Due to the current subscription fee repricing cycle, [you] expect to generate at least mid-twenties percentage growth in 2020."
       That your recent acquisitions have added "significant revenues, EBITDA, and free cash flow..."

Fact Sheet

6. Refer to the section in your fact sheet filed as soliciting material and posted on your website highlighting projections for "2020 and beyond." Disclose the basis for the following predictions:

       Projected subscription revenue growth;
       Projected political revenue;
       Free cash flow as a percentage of revenue; and Projected leverage.

7. Provide us with the methodology used to determine the parameters for and members of the peer set referenced in footnote 1 to the fact sheet.


                                               *   *   *
 Igor Kirman, Esq.
Wachtell, Lipton, Rosen & Katz
January 29, 2020
Page 3

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to me at (202) 551-7951. You may also contact Daniel
Duchovny, Special Counsel, at (202) 551-3619.


                                                            Sincerely,

                                                            /s/ Joshua Shainess

                                                            Joshua Shainess
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions